Efrem A. Rosenfeld, Esq.      ROSENFELD BAUMAN     Michael "Nick" Niarchos, Esq.
Frederick C. Bauman, Esq.        & FORBES                Theodore W. Sell, Esq.*
                                                               Adam J. Wax, Esq.
                                                             * Colorado Bar Only

October 12, 2012

Ms. Alexandra M. Ledbetter
Staff Attorney
Securities and Exchange Commission
Washington, D.C. 20549

Re: Monte Resources Inc
    File No. 333-172989

Dear Ms. Ledbetter,

This is to confirm our conversation that the Company will undertake to make the following three changes in the prospectus included in the final S-1. These changes are necessary to remedy some typographical errors introduced into Amendment No. 4 to the S-1, filed on March 29, 2012. While the Company had intended to make these corrections in the most recent amendment to the S-1, the corrections were overlooked.

     1.   Reinstate missing language from penny stock risk factor.
     2.   Delete quotations from former geologists at page 21 et seq.
     3.   Reinstate undertaking re the Commission's position on indemnification.

The final prospectus will then be filed with the Commission under Rule 424(b).

Sincerely yours,


/s/ Frederick C. Bauman
--------------------------------------
Frederick C. Bauman

             401 N. Buffalo Dr., Suite 100, Las Vegas, Nevada 89145
              Phone 702.386.8637 Fax 702.385.3025 www.lawrosen.com